TROUTMAN SANDERS LLP Attorneys at Law Bank of America Plaza 600 Peachtree Street, NE, Suite 5200 Atlanta, Georgia 30308-2216 404.885.3000 telephone troutmansanders.com

August 12, 2010

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 4631
Washington, D.C.  20549
Attn:  Ernest Greene

RE:	Wuhan General Group (China), Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2010
File No. 1-34125

Dear Mr. Greene:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in your letter dated July 8, 2010 (the “Comment Letter”) with respect to the above-referenced Form 10-K and Form 10-Q filed by Wuhan General Group (China), Inc. (the “Company”).  We are authorized by the Company to provide the responses contained in this letter on its behalf.  The terms “we,” “us,” and “our” in the responses refer to the Company, and to the extent applicable, its operating subsidiaries Wuhan Blower Co., Ltd., Wuhan Generating Equipment Co., Ltd. and Wuhan Sungreen Environment Protection Equipment Co., Ltd.

For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it.  The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2009

General

1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, including your interim filings, if applicable.

In response to the applicable comments below, the Company plans to file an amendment to its Form 10-K for the fiscal year ended December 31, 2009 (the “10-K/A”).  Details of our proposed disclosures for the 10-K/A are provided below.  Where a comment requests additional disclosures or other revisions to be made to any other future filings, we will make such disclosures and revisions as applicable.

ATLANTA    CHICAGO    HONG KONG    LONDON    NEW YORK    NEWARK    NORFOLK   ORANGE COUNTY   PORTLAND
RALEIGH     RICHMOND     SAN DIEGO     SHANGHAI     TYSONS CORNER     VIRGINIA BEACH     WASHINGTON, DC

August 12, 2010

Changes in Internal Controls over Financial Reporting, page 49

2.
We have read your response to comment seven from our letter dated April 22, 2010.  Your use of the term “other than the remediation measures described above” seems to imply that there were no changes even though there were actual changes.  Please revise to state clearly whether or not there were changes in your internal control over financial reporting that have materially affected or are reasonably likely to materially affect your internal control over financial reporting.

The Company will provide the following disclosure related to its changes in internal control over financial reporting in its 10-K/A.  In addition, we will provide similar disclosure, to the extent applicable, in our future filings.

Changes in Internal Control over Financial Reporting

During the quarter ended December 31, 2009, the Company implemented the following changes to its internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, its internal control over financial reporting. In order to improve the skills of our accounting staff, we provided regular training to our accounting staff regarding U.S. GAAP reconciliation and disclosures in financial reports. We began to establish an internal audit department for the Company. We continued to implement improvements to our internal control over financial reporting following the end of the fourth quarter of 2009.

August 12, 2010

Financial Statements

Statements of Cash Flows, page F-8

3.
We have read your response to comment eight from our letter dated April 22, 2010.  It is still not clear how you have determined that your non-cash purchase of Sukong assets in the amount of $20.1 million represent an adjustment to reconcile net income to net cash used in operating activities.  You indicate that the net change in the balance of the current asset and current liability is reflected on the reconciliation of net income.  Given that you disclosed that the changes in the accounts were not attributable to operating activities, please tell us how this non-cash purchase was included as an adjustment within operating cash flows.  Please provide us with a comprehensive response that shows how you determined that your accounting for this non-cash transaction is appropriate.  Refer to FASB ASC 230-10-45-17 and 28.

The Company has considered the guidance provided in FASB ASC 230-10-45-17 and 28 and believes that its presentation is in accordance with Part (a) of Paragraph 28, which calls for the removal of “the effects of all deferrals of past operating cash receipts and payments” and “changes during the period in receivables and payables” that are related to investing and financing activities.  The Company previously entered into multiple party agreements with third party vendors and Hubei Gongchuang Real Estate Co., Ltd. (“Hubei Gongchuang”) in which the Company contracted for certain production materials and supplies.  The Company made prepayments and payables accruals for these materials and supplies, but the materials and supplies were never delivered by the vendors.  Consequently, Hubei Gongchuang assisted the Company in purchasing the Sukong assets for the Company, and in exchange, the outstanding receivables and payables balance with the vendors were used as payment for the Sukong assets.  Hubei Gongchuang and the third party vendors agreed to settle any receivables and payables balance resulting from their contracts without recourse.  As a result, the Company determined that the amount of $20.1 million represented an adjustment to reconcile net income to net cash used in operating activities.  If the Company does not include this reconciling item, the cash flows resulting from operations would be potentially overstated because it would appear that the Company spent less cash on procuring materials and paying for labor than it actually did.

Please refer to our response to Comment 4 below for our proposed disclosure to be included in the 10-K/A.

10.  Construction in Progress, page F-22

4.
We have read your response to comment nine from our letter dated April 22, 2010.  You indicated that the correction of an error was not material and therefore did not require it to be treated as a restatement to the financial statements or require the filing of a Form 8-K under Item 4.02.  Please provide us with your materiality analysis pursuant to SAB Topics 1:M and 1:N which supports your conclusion that the correction of an error was not material to the financial statements.

August 12, 2010

In order to give greater prominence to the correction so that users of the Company’s financial statements can perform a more detailed analysis on the Company, the Company has decided to revise the presentation of its Statement of Cash Flows for the fiscal year ended December 31, 2008. Accordingly, the Company will provide the following disclosure in its 10-K/A:

		(Restated)	(Original)
	12 months	12 months	12 months
	ended	ended	ended
	December 31,	December 31,	December 31,
	2009	2008	2008
Net Income	$8,462,206	$16,148,092	$16,148,092

Adjustments to Reconcile Net Income to
Net Cash Provided by / (Used in) Operating Activities :

Non-Cash Purchase of Sukong Assets		(20,064,965)
Reclassification of prior period stock compensation from liability to equity	-	14,479	14,479
Stock Penalties	1,153,439	5,355,233	5,355,233
Stock Compensation	-	227,603	227,603
Amortization	407,659	190,192	190,192
Depreciation	2,088,002	2,157,143	2,157,143
Decrease/(Increase) in Notes Receivable	(28,520)	1,865,491	1,865,491
Decrease/(Increase) in Accounts Receivable	(12,475,345)	(9,611,445)	(9,611,445)
Decrease/(Increase) in Other Receivable	(2,965,288)	258,563	258,563
Decrease/(Increase) in Inventory	(5,046,563)	(2,687,946)	(499,507)
Decrease/(Increase) in Advances to Suppliers	(4,341,647)	(7,531,343)	(7,531,343)
Decrease/(Increase) in Advances to Employees	(153,313)	(51,096)	(51,096)
Decrease/(Increase) in Prepaid Expenses	(836,350)	(92,279)	(92,279)
Decrease/(Increase) in Prepaid Taxes	58,560	(347,057)	(347,057)
Decrease/(Increase) in Deferred Tax Asset	(749,031)	-
Increase/(Decrease) in Accounts Payable	(371,621)	3,673,380	3,673,380
Increase/(Decrease) in Taxes Payable	2,060,400	66,165	66,165
Increase/(Decrease) in Other Payable	(3,538,783)	4,570,747	4,570,748
Increase/(Decrease) in Related Party Payable	58,503	-
Increase/(Decrease) in Accrued Liabilities	718,830	801,759	801,759
Increase/(Decrease) in Customer Deposits	82,349	(420,094)	(420,094)

Total of all adjustments	(23,878,719)	(21,625,470)	627,934

Net Cash Provided by Operating Activities	$(15,416,513)	$(5,477,378)	$16,776,026

August 12, 2010

23.   RESTATEMENT OF STATEMENT OF CASH FLOWS

The Company modified the presentation of the statement of cash flows for the year ended December 31, 2008.  The change is related to the purchase of Sukong Assets as detailed in Note 1 - Organization and Principal Activities.  The purchase was previously presented as an all cash transaction.  The restated presentation shows that a significant portion of the total purchase price was a non-cash transaction where the Company transferred certain advances to suppliers and receivables without recourse valued at $20,064,965 to the seller in exchange for the Sukong Assets.  The Company also reclassified inventory related to the Huangli Project which was a correction of a classification error.  The amount of $2,188,439 was previously classified in the construction-in-progress at December 31, 2008.  The Company has moved the amount to the inventory account, and it has been subcategorized as raw materials.  The reclassification caused a decrease in construction in progress and a corresponding increase in the inventory accounts.  The related total of current assets increased while the total of non-current assets decreased.  Total assets remained unchanged. Net cash sourced from operations was previously $16,776,026.  The restated presentation shows net cash used in operations is $5,477,378.  The net cash used in investing activities was previously $39,087,376.  The restated presentation shows cash used in investing activities as $16,833,972. The Company’s earnings for the year ended December 31, 2008 was unaffected by the change in presentation caused by the non-cash investing activity related to the Sukong Assets and the reclassification of inventory related to the Huangli project.  In accordance with SFAS 154 Accounting Changes and Error Corrections, the revision is accounted for as a correction of error by the Company.  The Company did not make any adjustment to its general ledger accounts.  The restatement was limited to the presentation of the statement of cash flows.

At the same time the Company files the 10-K/A, the Company will file a Form 8-K under Item 4.02.

15.  Capitalization

Penalty Shares, page F-30

5.	We have read your response to comment 11 from our letter dated April 22, 2010. Please disclose and tell us how many shares were issued on each date in 2008.

August 12, 2010

The Company will provide the following disclosure in its 10-K/A under the Capitalization Note to the financial statements:

Pursuant to terms provided in the Series A Convertible Preferred Stock Purchase Agreement, dated February 7, 2007, the Company issued shares of its common stock to holders of its Series A Convertible Preferred Stock in 2009 and 2008 as a penalty for not obtaining a NASDAQ listing within a specified time frame.  The Company recorded expenses to its statements of income of $1,153,439 for the 529,787 shares issued in 2009 and $5,355,233 for the 863,894 shares issued in 2008.  To calculate this expense, the Company used a price of $2.00 for the 216,896 shares issued on April 16, 2009, $2.30 for the 312,891 shares issued on April 8, 2009 and $5.30 for the 300,690 shares issued on September 3, 2008.  These prices were the closing market prices for the Company’s common stock on NASDAQ for each of those corresponding dates.  Due to the limited trading in the Company’s common stock prior to the July 2008 listing on NASDAQ, the expense for the shares issued on May 30, 2008 and March 18, 2008 was based on a valuation provided by Spring House Capital.  The Company used a price of $7.83 for the 125,156 shares issued on May 30, 2008 and $6.35 for the 438,048 shares issued on March 18, 2008.

18.  Earnings Per Share, page F-33

6.
We have read your response to comment 12 from our letter dated April 22, 2010.  The beneficial conversion feature associated with your convertible preferred shares appears to be analogous to a dividend to the preferred shareholders.  As with normal dividends on convertible preferred stock, it would appear that beneficial conversion feature charges should be reversed for purposes of computing diluted earnings per share.  Please tell us how you determined that it is appropriate to not add back preferred dividends to the numerator for the purpose of calculating diluted earnings per share.  Refer to ASC 260-10-45-16 and ASC 260-10-S99.

In accordance with the guidance provided in FASB ASC 260-10-45-16 and ASC 260-10-S99, the Company will provide the following revised disclosure in its financial statements to the 10-K/A:

August 12, 2010

		(Restated)
	12 months	12 months
	ended	ended
	December 31,	December 31,
	2009	2008
Basic Earnings Per Share Numerator
Net Income	$8,462,206	$16,148,092
Less:
Preferred Dividends	727,129	927,102
Series A Constructive Preferred Dividend	-	-
Series B Constructive Preferred Dividend	-	4,032,656
Income Available to Common Stockholders	$7,735,077	$11,188,334

Diluted Earnings Per Share Numerator
Income Available to Common Stockholders	$7,735,077	$11,188,334
Add:
Constructive Preferred Dividends	-	4,032,656
Preferred Dividends	727,129	927,102
Income Available to Common Stockholders on Converted Basis	$8,462,206	$16,148,092

Original Shares:
Additions from Actual Events
- Issuance of Common Stock	24,752,802	19,712,446
- Conversion of Series A Preferred Stock into Common Stock	-	2,329,527
- Conversion of Series B Preferred Stock into Common Stock	-	2,219
- Issuance of Common Stock resulting from the Exercise of Warrants	40,355	115,361
- Issuance of Penalty Shares	382,869	515,979
Basic Weighted Average Shares Outstanding	25,176,026	22,675,532

Dilutive Shares:
Additions from Potential Events
- Conversion of Series A Preferred Stock	6,241,453	7,958,027
- Conversion of Series B Preferred Stock	6,354,078	1,507,851
- Exercise of Investor Warrants & Placement Agent Warrants	38,881	14,943,638
- Exercise of Employee & Director Stock Options	-	-
Diluted Weighted Average Shares Outstanding:	37,810,439	47,085,048

Earnings Per Share
- Basic	$0.31	$0.49
- Diluted	$0.22	$0.34

Weighted Average Shares Outstanding
- Basic	25,176,026	22,675,532
- Diluted	37,810,439	47,085,048

Form 10-Q for the Fiscal Period Ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Covenants under the Loan Agreement with Standard Chartered, page 43

August 12, 2010

7.
We have read your response to comments two and three from our letter dated April 22, 2010. You indicate that you were in compliance with all loan covenants as of March 31, 2010, except that you did not comply with the days accounts receivable ratio covenant and the interest coverage ratio covenant in your loan agreement with Standard Chartered.  You also disclose that you requested a waiver from Standard Chartered for this noncompliance.  FASB ASC 470-10-45-1 states that the borrower should classify the obligation as noncurrent unless (a) a covenant violation has occurred at the balance sheet date or would have occurred absent a loan modification and (b) it is probable that the borrow will not be able to cure the default at measurement dates that are within the next twelve months. We note that you were not in compliance with your days accounts receivable ratio as of December 31, 2009 and March 31, 2010.  As such, it is not clear how you concluded on December 31, 2009 that it was probable that you would be able to cure the default at measurement dates within the subsequent twelve months. Please separately address the appropriateness of your long-term classification pursuant to FASB ASC 470-10-45-1 as of December 31, 2009 and each subsequent interim balance sheet date.  Please also refer to Example 1 provided in ASC 470-10-55-2 through 6.

The Company believes that the improvement of its financial position from December 31, 2009 to March 31, 2010 warranted the classification of the debt as long-term because the Company had expected to meet all the loan covenants by December 31, 2010.  Nonetheless, since the Company decided in the second quarter of 2010 to repay the Standard Chartered loan through refinancing, the Company plans to reclassify all of this long-term debt to short-term debt in the 10-K/A.

Internal Control Over Financial Reporting, page 54

8.
We note that you have included management’s annual report on internal control over financial reporting in your Form 10-Q for the period ended March 31, 2010.  Please note that disclosure pursuant to Item 308(a) of Regulation S-K is not required in quarterly reports.  Please revise your subsequent quarterly reports accordingly.

The Company will provide the following disclosure in its Form 10-Q for the quarter ended June 30, 2010 and applicable future filings:

Item 4T.  Controls and Procedures.

Disclosure Controls and Procedures

As required by Rule 15d-15 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), our management carried out an evaluation, with the participation and under the supervision of our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of June 30, 2010.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating and implementing possible controls and procedures.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected.

August 12, 2010

Based upon this evaluation as of June 30, 2010, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures contained significant deficiencies and material weaknesses.  Therefore, our management concluded that our disclosure controls and procedures were not effective.  We believe that the deficiencies and weaknesses in our disclosure controls and procedures result from weaknesses in our internal control over financial reporting, which are described under Item 9A – “Controls and Procedures - Internal Control Over Financial Reporting” in the Company’s Annual Report on Form 10-K filed with the SEC on March 31, 2010.

Changes in Internal Control over Financial Reporting

During the quarter ended June 30, 2010, the Company implemented the following changes to its internal control over financial reporting that have materially affected, or that are reasonably likely to materially affect, its internal control over financial reporting.

XXX

*  *  *  *  *

We appreciate the assistance the Staff has provided with its comments.  If you have any questions, please do not hesitate to call me at (404) 885-3310 or Henry Rothman at (212) 704-6179.

Sincerely, /s/ Paul Davis Fancher Paul Davis Fancher

August 12, 2010

cc:
Philip Lo
Wuhan General Group (China), Inc.

Henry Rothman, Esq.
Troutman Sanders LLP

Juliet Sy, Esq.
Troutman Sanders LLP

Samuel H. Wong
Samuel H. Wong & Co., LLP

Patrick Wong
Samuel H. Wong & Co., LLP